UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

On December 5, 2025, at the extraordinary general meeting of shareholders of Farmmi, Inc. (the “Company”), shareholders of the Company approved, among other matters, the amendment and restatement of the Memorandum and Articles of Association, as amended, of the Company to reflect the reclassification and redesignation of the Company’s ordinary shares into Class A ordinary shares and Class B ordinary shares. Pursuant to the Fourth Amended and Restated Memorandum and Articles of Association, the Company is authorized to issue 4,500,000,000 Class A ordinary shares of US$2.40 nominal or par value each, with one vote per share, and 500,000,000 Class B ordinary shares of US$2.40 nominal or par value each, with fifty votes per share. This Report on Form 6-K is being filed for the sole purpose of confirming that the Fourth Amended and Restated Memorandum and Articles of Association has been filed with the Cayman Islands Registrar of Companies.

A copy of the Fourth Amended and Restated Memorandum and Articles of Association of the Company is attached as Exhibit 3.1 hereto and incorporated herein by reference.

Exhibits

The following document is filed herewith:

Exhibit Number	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: February 3, 2026	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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